                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                 SCHEDULE TO

          Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934

                    OFI Tremont Core Strategies Hedge Fund
                               (Name of Issuer)

                    OFI Tremont Core Strategies Hedge Fund
                     (Name of Person(s) Filing Statement)

                        Shares of Beneficial Interest
                        (Title of Class of Securities)

                                  67084K103
                    (CUSIP Number of Class of Securities)

                           Lisa I. Bloomberg, Esq.
                          Two World Financial Center
                        225 Liberty Street, 11th Floor
                        New York, New York 10281-1008
                                (212) 323-0560
     (Name, Address and Telephone Number of Person Authorized to Receive
   Notices and Communications on Behalf of the Person(s) Filing Statement)

                          CALCULATION OF FILING FEE

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Transaction Valuation: $61,514,469.52a Amount of Filing Fee: $7240.25b
-------------------------------------------------------------------------------

(a)  Calculated  as  the  estimated   aggregate  maximum  purchase  price  for
twenty-five percent of the Issuer's  outstanding shares of beneficial interest based on the  estimated  total net  asset  value of the  Issuer's  outstanding shares of beneficial interest as of February 28, 2006.

(b)  Calculated at 0.0001177% of the Transaction Valuation.

[ ]  Check  the  box if any  part of the fee is  offset  as  provided  by Rule
0-11(a)(2)  and  identify  the  filing  with  which  the  offsetting  fee  was previously  paid.  Identify  the  previous  filing by  registration  statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

[  ]  Check   the  box  if  the   filing   relates   solely   to   preliminary
communications made before the commencement of a tender offer.

Check the appropriate  boxes below to designate any  transactions to which the statement relates:

  [  ]third-party tender offer subject to Rule 14d-1.
  [ x]issuer tender offer subject to Rule 13e-4.
  [  ]going-private transaction subject to Rule 13e-3.
  [  ]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1:    SUMMARY TERM SHEET

The  information  required  by  Item 1 is  incorporated  by  reference  to the
Repurchase Offer Notice (Exhibit (a)(1)(ii)),  which is attached as an exhibit to this Schedule TO.

ITEM 2:    SUBJECT COMPANY INFORMATION

There  is  no  established   primary  or  secondary  trading  market  for  the
securities.  As of February  28,  2006,  the number of  outstanding  shares of beneficial interest of the Fund were 230,953.518.  Other information  required by  Item 2 is  incorporated  by  reference  to  the  Repurchase  Offer  Notice
(Exhibit  (a)(1)(ii)) and the Repurchase  Request Form (Exhibit  (a)(1)(iii)),
which are attached as exhibits to this Schedule TO.

ITEM 3:    IDENTITY AND BACKGROUND OF FILING PERSON

The name of the filing person is OFI Tremont Core  Strategies  Hedge Fund (the
"Fund").  The Fund's  address is 6803 South Tucson Way,  Centennial,  Colorado
80112,  and the Fund's  telephone  number is  1.800.858.9826.  The  investment adviser of the Fund is  OppenheimerFunds,  Inc., which is located at Two World
Financial  Center,  225 Liberty  Street,  New York, New York  10281-1008  (the
"Adviser").  The sub-adviser is Tremont  Partners,  Inc.,  which is located at
Corporate  Center at Rye,  Suite C-300,  555 Theodore  Fremd Avenue,  Rye, New
York  10580  (the   "Sub-Adviser").   The   distributor  is   OppenheimerFunds
Distributor,  Inc. (the  "Distributor").  The Fund's Independent  Trustees are
Clayton Yeutter,  Matthew Fink, Robert Galli, Phillip Griffiths,  Mary Miller,
Joel Motley, Kenneth Randall, Russell Reynolds,  Joseph Wikler, Peter Wold and
Brian Wruble.  The Fund's Interested  Trustee is John Murphy.  The Independent
Trustees and the  Interested  Trustee  together  form the "Board of Trustees".
The  address  for each  Trustee,  except Mr.  Murphy,  is 6803 S.  Tucson Way,
Centennial,  Colorado  80112-3924.  The  address  for Mr.  Murphy is Two World
Financial Center, 225 Liberty Street, New York, New York 10281-1008.

ITEM 4:    TERMS OF THE REPURCHASE OFFER

It is not  anticipated  that the  Repurchase  Offer  will be  extended.  Other information  required by Item 4 is incorporated by reference to the Repurchase
Offer Notice  (Exhibit  (a)(1)(ii))  and the Repurchase  Request Form (Exhibit
(a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 5:    PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Not Applicable.

ITEM 6:    PURPOSE OF TRANSACTION AND PLANS OR PROPOSALS OF THE FUND AND ITS
           AFFILIATES

The securities acquired in the transaction will be retired.  Other information required  by Item 6 is  incorporated  by  reference  to the  Repurchase  Offer
Notice  (Exhibit   (a)(1)(ii))  and  the  Repurchase   Request  Form  (Exhibit
(a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 7:    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

The  information  required  by  Item 7 is  incorporated  by  reference  to the
Repurchase Offer Notice (Exhibit  (a)(1)(ii)) and the Repurchase  Request Form
(Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 8:    INTEREST IN SECURITIES OF THE FUND

As of  February  28,  2006,  the  Adviser is the  beneficial  owner of 113.632 shares  (0.05%)  of  the  Fund.  Other  information  required  by  Item  8  is incorporated by reference to the Repurchase Offer Notice (Exhibit  (a)(1)(ii))
and the Repurchase Request Form (Exhibit  (a)(1)(iii)),  which are attached as exhibits to this Schedule TO.

ITEM 9:    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

No persons have been  employed,  retained or are to be compensated by the Fund to make  solicitations  or  recommendations  in connection with the Repurchase
Offer.

ITEM 10:   FINANCIAL STATEMENTS

The  following  financial  statements  and  information  are  incorporated  by reference:

(1)   The Fund's  audited  financial  statements  included in the Statement of
      Additional  Information,  dated July 29,  2005 for the fiscal year ended
      March 31, 2005 and filed on EDGAR on Form N-2 on July 29, 2005; and

(2)   The  annual  financial  statements,  previously  filed  on EDGAR on Form
      N-CSR  on  June  6,  2005,  and  the  semi-annual  financial  statements previously  filed on EDGAR Form  N-CSR on  November  29,  2005 which the
      Fund has prepared and furnished to  Shareholders  pursuant to Rule 30e-1 under the  Investment  Company Act of 1940 and filed with the Securities and  Exchange  Commission  pursuant to Rule 30e-1  under the  Investment
      Company Act of 1940.

ITEM 11:   ADDITIONAL INFORMATION

(a)(1)      None.
(a)(2)      None.
(a)(3)      Not applicable.
(a)(4)      Not applicable.
(a)(5)      None.

(b)         None.

ITEM 12:   EXHIBITS

(a)(1)(i)  Cover Letter to Repurchase Offer.
(a)(1)(ii) Repurchase Offer Notice.
(a)(1)(iii) Form of Repurchase Request Form.
(a)(1)(iv) Form of Letter to Shareholders Regarding Acceptance of Tender of
            All Shares Held by Shareholders.
(a)(1)(v)  Form of Letter to Shareholders Regarding Acceptance of Tender of a
            Portion of Shares Held by Shareholders.
(a)(1)(vi) Form of Promissory Note for Payment Regarding Acceptance of Tender
            of All Shares Held by Shareholders.
(a)(1)(vii) Form of Promissory Note for Payment regarding Acceptance of
            Tender of a Portion of Shares Held by Shareholders.
(a)(2)      Not applicable.
(a)(3)      Not applicable.
(a)(4)      Not applicable.
(a)(5)      None.

(b)         Not applicable.

(d)         Not applicable.

(g)         None.

(h)         None.

ITEM 13:   INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

                                  SIGNATURE

After due inquiry and to the best of my knowledge  and belief,  I certify that the information set forth in this statement is true, complete and correct.

                                    OFI Tremont Core Strategies Hedge Fund

                                    By: /s/ Lisa I. Bloomberg
                                    Name: Lisa I. Bloomberg
                                    Title:   Assistant Secretary

Date: April 28, 2006

Exhibit (a)(1)(i)

                    OFI Tremont Core Strategies Hedge Fund
                     Corporate Center at Rye, Suite C-300
                          555 Theodore Fremd Avenue
                             Rye, New York 10580

April 28, 2006

Dear OFI Tremont Core Strategies Hedge Fund Shareholder:

OFI  Tremont  Core  Strategies  Hedge  Fund is a  closed-end,  non-diversified
management   investment   company   organized  as  a  business  trust  in  the
Commonwealth  of  Massachusetts  (the  "Fund").  This  notice is to inform you about your Fund's offer to repurchase a portion of its  outstanding  shares of beneficial  interest  ("Shares") and to provide  instructions  to Shareholders who would like to tender  some or all of their  Shares for  repurchase  by the
Fund. This Repurchase  Offer is intended to provide  liquidity to Shareholders since  Shares  of the  Fund  are not  redeemable  daily  for cash nor are they traded on a stock  exchange.  You can  offer  some or all of your  Shares  for repurchase only during one of the Fund's Repurchase Offers.

The  Repurchase  Offer  period  will  begin on May 1,  2006 and end on May 31,
2006.  If you wish to sell any of your Shares during this tender  period,  you can do so in one of the following ways:

1.    If your Shares are held in your own name  (please  refer to your account statement),  you can complete the attached  Repurchase  Request Form and return it to Tremont  Partners,  Inc. by 12:00  Midnight,  Eastern  Time
      (ET), on May 31, 2006.  The Fund  currently does not charge a processing fee for handling repurchase requests.

2.    If your  Shares  are held for your  retirement  plan by your  retirement plan trustee,  your  retirement  plan trustee must submit the repurchase request for you. They may charge a transaction fee for that service.

Please refer to your Fund Prospectus and the enclosed  Repurchase Offer Notice and  Repurchase  Request Form for more details.  If you are not  interested in selling  any of your Shares at this time,  you do not have to do anything  and can disregard  this notice.  We will contact you prior to the next  Repurchase
Offer.

An Early  Withdrawal  Charge  equal to 1.00% of the value of your  Shares  (or portion  thereof)  repurchased  by the Fund will apply if the date as of which the Shares are to be valued for purposes of  repurchase  is less than one year following the date of your initial investment in the Fund. If applicable,  the
Early  Withdrawal  Charge will be deducted before payment of the proceeds of a repurchase.

------------------------------------------------------------------------------
All requests to have Shares  repurchased must be received by Tremont Partners,
Inc.  at its  office  in Rye,  New  York in good  order no  later  than  12:00
Midnight (ET), on May 31, 2006 (the Repurchase Request Deadline).
------------------------------------------------------------------------------

Please  refer to the  enclosed  Repurchase  Offer  documents.  If you have any questions,  call your  financial  adviser or broker,  or you can call  Tremont
Partners, Inc. at 1.914.925.2951.

Sincerely,

Tremont Partners, Inc.

Exhibit (a)(1)(ii)

------------------------------------------------------------------------------
                    OFI TREMONT CORE STRATEGIES HEDGE FUND
------------------------------------------------------------------------------
------------------------------------------------------------------------------
                            6803 SOUTH TUCSON WAY
------------------------------------------------------------------------------
                          CENTENNIAL, COLORADO 80112
                                1.800.858.9826
------------------------------------------------------------------------------

------------------------------------------------------------------------------
                           REPURCHASE OFFER NOTICE
------------------------------------------------------------------------------

------------------------------------------------------------------------------
              OFFER TO REPURCHASE SHARES OF BENEFICIAL INTEREST

                                APRIL 28, 2006

                THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
                     12:00 MIDNIGHT (ET), ON MAY 31, 2006
                         UNLESS THE OFFER IS EXTENDED

To the Shareholders of OFI Tremont Core Strategies Hedge Fund:

OFI  Tremont  Core  Strategies  Hedge  Fund,  a  closed-end,   non-diversified
management   investment   company   organized  as  a  business  trust  in  the
Commonwealth of  Massachusetts  (the "Fund"),  is offering to repurchase up to twenty-five  percent  (25%) of the  aggregate  number of shares of  beneficial interest of the Fund  ("Shares")  that are  tendered by  Shareholders  and not withdrawn  prior to 12:00  Midnight  (ET),  on May 31,  2006,  subject  to any extensions of the offer to repurchase Shares ("Repurchase  Offer"). The amount due to any  Shareholder  whose  Shares  are  repurchased  will be equal to the value of the  Shareholder's  Shares (or  portion  thereof  being  repurchased)
determined as of June 30, 2006,  or, if the Repurchase  Offer is extended,  as of a date  designated by the Fund in an amended  notice to  Shareholders  (the
"Valuation  Date"),  and based on the net asset value of the Fund's  assets as of that date, less an early  withdrawal  charge,  if applicable.  Shareholders may tender all, or a portion of,  their  Shares up to an amount such that they maintain the minimum  required  capital  account balance of $500,000 after the repurchase of Shares.

Investors  should  realize  that the  value  of the  Shares  tendered  in this
Repurchase  Offer likely will change between  February 28, 2006 (the last time net asset  value will have been  calculated  before the start of this  offer),
March 31, 2006,  April 28, 2006,  May 31, 2006 (the next times net asset value will be calculated)  and June 30, 2006,  when the value of the Shares tendered to the Fund will be determined for purposes of calculating  the purchase price of such Shares.  Investors  should also realize that  although the  Repurchase
Offer expires at 12:00  Midnight  (ET),  on May 31, 2006,  or, if the offer is extended,  such time and dates as the Fund  designates in an amended notice to
Shareholders,  they remain  Shareholders in the Fund until the Valuation Date.
Any  Shareholder  who wishes to obtain the most recently  calculated net asset value of their Shares should contact Tremont Partners,  Inc. at 1.914.925.2951 during regular business hours.

Neither the Fund nor its Board of  Trustees  makes any  recommendation  to any
Shareholder  regarding whether to tender or refrain from  participating in the
Repurchase Offer.  Each Shareholder must make an independent  decision whether to tender Shares and, if so, how many Shares to tender.

No person  has been  authorized  to make any  recommendation  on behalf of the
Fund regarding whether  Shareholders should tender pursuant to this Repurchase
Offer.  No person has been  authorized to give any  information or to make any representations  in  connection  with this  Repurchase  Offer other than those contained in this Repurchase  Offer or in the Fund's  Prospectus and Statement
of Additional Information.  If given or made, any such recommendation and such information  must not be relied  upon as having been  authorized  by the Fund, its Adviser, Distributor or Tremont Partners, Inc.

This  transaction  has not been approved or  disapproved by the Securities and
Exchange  Commission  nor has the  Securities  and Exchange  Commission or any
state  securities  commission  passed  upon the  fairness  or  merits  of such transaction  or on the  accuracy or adequacy of the  information  contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Repurchase Offer may be directed to Tremont Partners, Inc., the Fund's
Sub-Adviser, at 1.914.925.2951.

                              SUMMARY TERM SHEET

o     OFI  Tremont  Core  Strategies  Hedge Fund (the  "Fund") is  offering to repurchase  up to  twenty-five  percent  (25%) of the  aggregate  number of shares of beneficial  interest of the Fund  ("Shares") that are tendered by
   Shareholders  and not withdrawn  prior to 12:00  Midnight  (ET), on May 31,
   2006,  subject  to  any  extensions  of  the  offer  to  repurchase  Shares
   ("Repurchase Offer"). If the Repurchase Offer is over-subscribed,  the Fund may  repurchase  only a pro rata  portion  of the shares  tendered  by each
   Shareholder.  See  Item 1 of the  Repurchase  Offer  Notice  under  "Formal
   Notice of Offer".

o     The Repurchase  Offer will remain open until 12:00 Midnight (ET), on May
   31, 2006,  or if the  Repurchase  Offer is extended,  such time and date as the Fund  designates  in an  amended  notice to  Shareholders  ("Repurchase
   Request  Deadline").  Net asset  value  (that is,  the value of the  Fund's assets minus its  liabilities,  multiplied by the  proportionate  shares in the Fund a  shareholder  desires to  tender)  will be  calculated  for this purpose as of June 30, 2006, or if the Repurchase Offer is extended,  as of a date  designated by the Fund in an amended  notice to  Shareholders  (the
   "Valuation Date"). See Items 2 and 3 of the Repurchase Offer Notice.

o     Shareholders  must determine whether to tender their Shares prior to the
   Repurchase  Request  Deadline.  The net asset  value at which the Fund will repurchase  Shares will not be calculated until the Valuation Date. The net asset value can fluctuate  and may fluctuate  between the date you submit a
   Repurchase  Request  and the  Valuation  Date.  The net asset  value on the
   Repurchase  Request  Deadline  and the  Valuation  Date  could be higher or lower than on the date you submit a Repurchase  Request Form. See Item 4 of the Repurchase Offer Notice.

o     If the Fund accepts the tender of a Shareholder's  Shares, then the Fund
   will  give  the  Shareholder   either  cash  or  a  non-interest   bearing,
   non-transferable   promissory  note   ("Promissory   Note")  entitling  the
   Shareholder  to  receive  an  amount  equal to the net  asset  value of the
   Shares tendered  determined as of June 30, 2006.  Regardless of whether the
   Fund  elects to give  cash or a  Promissory  Note,  all  shareholders  will receive the same manner of  consideration,  i.e.,  all receive  cash or all receive a Promissory  Note, or a combination  thereof.  The Promissory Note will entitle the  Shareholder to receive an initial  payment in cash and/or marketable  securities (where determined to be necessary) equal to at least
   95% of  the  unaudited  net  asset  value  of the  Shares  tendered  by the
   Shareholder  that are  accepted  for  purchase  by the Fund  (the  "Initial
   Payment")  which  will be paid to the  Shareholder  no  later  than 45 days after the Valuation  Date or, if the Fund has requested  withdrawals of its capital from any hedge funds in which the Fund invests  ("Hedge  Funds") in order to fund the  purchase  of  Shares,  no later than ten  business  days after the Fund has received at least 90% of the aggregate  amount withdrawn
   from  such  Hedge  Funds.   The  Promissory  Note  will  also  entitle  the
   Shareholder  to receive a  contingent  payment  (the "Post Audit  Payment")
   equal to the  excess,  if any,  of (a) the net  asset  value of the  Shares tendered and  purchased  as of the  Valuation  Date,  as it may be adjusted based upon the  results of the next  annual  audit of the Fund's  financial statements,  over (b) the Initial  Payment.  The Post Audit Payment will be made  promptly  after the  completion  of the Fund's  annual  audit for its fiscal year ending  March 31, 2006 (which it expects  will be  completed 60 days  after  the  fiscal  year  end).  See Item 5 of the  Repurchase  Offer
   Notice.

o     An  Early  Withdrawal  Charge  equal to  1.00%  of the  value of  Shares repurchased  by the Fund will  apply if the date as of which the Shares are to be valued for  purposes of  repurchase  is less than one year  following the date of your initial  investment in the Fund. If applicable,  the Early
   Withdrawal  Charge will be  deducted  before  payment of the  proceeds of a repurchase. See Item 11 of the Repurchase Offer Notice.

o     Shareholders  who tender part of their Shares must leave an amount equal to at least  $500,000 (the  "Required  Minimum  Balance") in the Fund.  The
   Fund reserves the right to reduce the amount of Shares  repurchased so that the Required  Minimum  Balance is maintained.  See Item 7 of the Repurchase
   Offer Notice.

o     Following this summary is a formal notice of the Repurchase  Offer.  The
   Repurchase  Offer remains open until 12:00  Midnight (ET), on May 31, 2006.
   Until this time,  Shareholders  have the right to change their mind and may withdraw their Shares  submitted for  repurchase.  Shares  withdrawn may be re-tendered,  however,  provided  that such  tenders  are made  before  the
   Repurchase  Request Deadline by following the tender  procedures  described herein. See Item 8 of the Repurchase Offer Notice.

o     Shareholders  who would like the Fund to repurchase  all or a portion of their Shares should complete,  sign and send the Repurchase Request Form by regular mail,  certified mail, courier or express mail to Tremont Partners,
   Inc., c/o OFI Tremont Core Strategies Hedge Fund,  Corporate Center at Rye,
   Suite C-300, 555 Theodore Fremd Avenue,  Rye, New York 10580, so long as it is received  before 12:00 Midnight (ET), on May 31, 2006. See Item 2 of the
   Repurchase Offer Notice.

o     The value of Shares may  change  between  May 1, 2006 and May 31,  2006.
   The net  asset  value of the  Shares  is  calculated  by the Fund  based on
   information   that  the  Fund   receives   from  the  Fund's   Sub-Adviser.
   Shareholders  may obtain the net asset value of their Shares by  contacting
   Tremont  Partners,  Inc. at  1.914.925.2951.  See Item 3 of the  Repurchase
   Offer Notice.

o     Shares tendered  pursuant to the Repurchase  Offer may be withdrawn or a
   Shareholder  may change the amount of Shares tendered for repurchase at any time prior to 12:00  Midnight  (ET), on May 31, 2006.  The Fund may suspend or postpone this  Repurchase  Offer only by a majority vote of the Board of
   Trustees (including a majority of the disinterested Trustees).  Please note that  just as  Shareholders  have the  right  to  withdraw  their  tendered
   Shares, the Fund has the right to cancel,  amend,  suspend or postpone this
   Repurchase  Offer any time before  12:00  Midnight  (ET),  on May 31, 2006.
   Also realize  that  although  the tender  offer  expires at 12:00  Midnight
   (ET),  on May 31, 2006,  Shareholders  remain an investor in the Fund until
   June 30,  2006,  when the net  asset  value of a  Shareholder's  Shares  is calculated for purposes of determining the repurchase  price of the Shares.
   See Item 8 of the Repurchase Offer Notice.

o     It is the  responsibility  of each  Shareholder  who elects to tender to confirm receipt of the repurchase request form with Tremont Partners,  Inc.
   to  assure  good  delivery.  Please  send the  Repurchase  Request  Form to
   Tremont Partners, Inc. and not to your financial adviser.

                    FORMAL NOTICE OF THE REPURCHASE OFFER

1.    The Offer. The Fund is offering to repurchase up to twenty-five  percent
   (25%) of the aggregate number of shares of beneficial  interest of the Fund
   ("Shares")  at a price equal to the  respective  net asset value  ("NAV" or
   "Net  Asset  Value")  as of  12:00  Midnight  (ET)  on the  Valuation  Date
   (defined  below) upon the terms and conditions set forth in this Repurchase
   Offer Notice,  the Fund's  Prospectus,  and the related  Repurchase Request
   Form.  Together,  those documents  constitute the  "Repurchase  Offer." The purpose of the Repurchase Offer is to provide  liquidity to Shareholders of the Fund.  The offer is not  conditioned  upon the tender for repurchase of any minimum  amount of Shares.  The Fund does not  anticipate any extension of the Repurchase Offer.

   Shareholders may obtain the most recently calculated  information regarding the Net Asset Value of their Shares by contacting  Tremont  Partners,  Inc.
   at 1.914.925.2951,  Monday through Friday,  except holidays,  during normal business  hours of 9:00 a.m.  to 5:00 p.m.  (ET).  The value of the  Shares tendered by Shareholders  likely will change between February 28, 2006 (the last time Net Asset  Value  will have been  calculated  before the start of this offer),  March 31, 2006,  April 28, 2006, May 31, 2006 (the next times
   Net Asset  Value will be  calculated)  and June 30,  2006 when the value of the  Shares  tendered  to the  Fund  will be  determined  for  purposes  of calculating the purchase price of such Shares.

   The  repurchase of Shares  pursuant to the  Repurchase  Offer will have the effect  of  decreasing  the net  assets  of the  Fund  and  increasing  the proportionate  Shares in the Fund of  Shareholders  who do not tender their
   Shares.  A  reduction  in the net assets of the Fund could limit the Fund's access to certain investment  opportunities,  cause the Fund to sell assets it would not have sold otherwise  (including public securities),  or result in Shareholders  who do not tender their Shares bearing higher costs to the extent that certain  expenses  borne by the Fund are  relatively  fixed and may not decrease if assets decline.  The effects of decreased Fund size and the increased  proportionate Shares owned by Shareholders who do not tender may be reduced or  eliminated to the extent that  additional  subscriptions for Shares are made from time to time.

2.    Repurchase  Request  Deadline - How to Submit  Requests.  All tenders of
   Shares for  repurchase  must be received in proper  form (as  specified  in this Repurchase Offer) by Tremont Partners,  Inc. at its office in Rye, New
   York  on or  before  12:00  Midnight  (ET),  on May  31,  2006.  Repurchase
   Requests  submitted  to Tremont  Partners,  Inc. in writing must be sent to the address specified in the Repurchase Request Form.  Shareholders wishing to confirm  receipt of the  Repurchase  Request  Form may  contact  Tremont
   Partners,  Inc.  at  1.914.925.2951  or at the  address  set  forth  in the
   Repurchase  Request Form. The method of delivery of any documents is at the election and complete risk of the Shareholder  tendering his or her Shares, including,  but not limited to, the  failure of Tremont  Partners,  Inc. to receive the Repurchase Request Form or any other document.

3.    Valuation  Date.  Investors  should realize that the value of the Shares tendered in this Offer  likely will change  between  February 28, 2006 (the last time Net Asset  Value  will have been  calculated  before the start of this offer),  March 31, 2006,  April 28, 2006, May 31, 2006 (the next times
   Net Asset  Value  will be  calculated)  and June 30,  2006 (the  "Valuation
   Date"),  when  the  value  of the  Shares  tendered  to the  Fund  will  be determined  for purposes of  calculating  the purchase price of such Shares
   (unless the Repurchase  Offer is extended,  then as of a date designated by the Fund in an  amended  notice  to  Shareholders).  The  Fund's  estimated unaudited Net Asset Value per share as of the dated indicated below are:

                  January 2003            $1,011
                  February 2003           $1,016
                  March 2003              $1,022
                  April 2003              $1,037
                  May 2003                $1,044
                  June 2003               $1,048
                  July 2003               $1,049
                  August 2003             $1,048
                  September 2003          $1,059
                  October 2003            $1,058
                  November 2003           $1,061
                  December 2003           $1,022
                  January 2004            $1,030
                  February 2004           $1,034
                  March 2004              $1,037
                  April 2004              $1,032
                  May 2004                $1,028
                  June 2004               $1,029
                  July 2004               $1,026
                  August 2004             $1,023
                  September 2004          $1,029
                  October 2004            $1,035
                  November 2004           $1,061
                  December 2004           $1,012
                  January 2005            $1,004
                  February 2005           $1,017
                  March 2005              $1,008
                  April 2005                $985
                  May 2005                  $990
                  June 2005               $1,002
                  July 2005               $1,021
                  August 2005             $1,028
                  September 2005          $1,043
                  October 2005            $1,018
                  November 2005           $1,035
                  December 2005           $1,030
                  January 2006            $1,061
                  February 2006           $1,065

   As of the close of business on February 28, 2006, there were  approximately
   230,953.518 Shares outstanding of the Fund.

4.    Net Asset Value. You must determine  whether to tender your Shares prior to the Repurchase  Request  Deadline,  but the Net Asset Value at which the
   Fund will  repurchase  Shares will not be  calculated  until the  Valuation
   Date. The Net Asset Value can fluctuate and may fluctuate  between the date you submit your Repurchase  Request and the Repurchase Request Deadline and
   the Valuation Date. The Net Asset Value on the Repurchase  Request Deadline
   and the  Valuation  Date  could be  higher  or  lower  than on the date you submit a  Repurchase  Request.  Shareholders  may obtain the most  recently calculated  information  regarding  the Net Asset Value of their  Shares by
   contacting  Tremont  Partners,  Inc.  at  1.914.925.2951,   Monday  through
   Friday, except holidays,  during normal business hours of 9:00 a.m. to 5:00
   p.m. (ET).

5.    Payment  for  Repurchased  Shares.  If all Shares of a  Shareholder  are
   repurchased,  the Shareholder  will receive an initial payment equal to 95%
   of the  estimated  value  of  the  Shares  and  the  balance  due  will  be determined  and paid promptly  after  completion of the Fund's audit and be subject  to audit  adjustment.  The total  amount  that a  Shareholder  may expect  to  receive  on the  repurchase  of the  Shareholder's  Shares  (or portion thereof) will be the value of the Shareholder's  Shares (or portion thereof being  repurchased)  determined on the Valuation  Date and based on the Net Asset Value of the Fund's  assets as of that date,  minus any Early
   Withdrawal   Charge,  if  applicable.   This  amount  will  be  subject  to
   adjustment  upon  completion  of the annual  audit of the Fund's  financial statements for the fiscal year in which the  repurchase is effected  (which it is  expected  will be  completed  within  60 days  after the end of each fiscal year).

   If the Fund  accepts the tender of a  Shareholder's  Shares,  then the Fund
   will  give  the  Shareholder   either  cash  or  a  non-interest   bearing,
   non-transferable   promissory  note   ("Promissory   Note")  entitling  the
   Shareholder  to  receive  an  amount  equal to the net  asset  value of the
   Shares tendered  determined as of June 30, 2006.  Regardless of whether the
   Fund  elects to give  cash or a  Promissory  Note,  all  shareholders  will receive the same manner of  consideration,  i.e.,  all receive  cash or all receive a Promissory  Note, or a combination  thereof.  The Promissory Note will entitle the  Shareholder to receive an initial  payment in cash and/or marketable  securities (where determined to be necessary) equal to at least
   95% of  the  unaudited  net  asset  value  of the  Shares  tendered  by the
   Shareholder  that are  accepted  for  purchase  by the Fund  (the  "Initial
   Payment")  which  will be paid to the  Shareholder  no  later  than 45 days after the Valuation  Date or, if the Fund has requested  withdrawals of its capital  from any hedge fund in which the Fund  invests  ("Hedge  Fund") in order to fund the  purchase  of  Shares,  no later than ten  business  days after the Fund has received at least 90% of the aggregate  amount withdrawn
   from  such  Hedge  Funds.   The  Promissory  Note  will  also  entitle  the
   Shareholder  to receive a  contingent  payment  (the "Post Audit  Payment")
   equal to the  excess,  if any,  of (a) the net  asset  value of the  Shares tendered and  purchased  as of the  Valuation  Date,  as it may be adjusted based upon the  results of the next  annual  audit of the Fund's  financial statements,  over (b) the Initial  Payment.  The Post Audit Payment will be made  promptly  after the  completion  of the Fund's  annual  audit for its fiscal year ending  March 31, 2006 (which it expects  will be  completed 60 days after the fiscal year end).

6.    Increase  in Amount  of Shares  Repurchased;  Pro Rata  Repurchases.  If
   Shareholders  tender for repurchase more  outstanding  Shares than the Fund is offering to repurchase during the offering period,  the Fund may, in the discretion  of the Board of Trustees (but is not obligated to) increase the outstanding  Shares  that the Fund is  offering  to  purchase  by up to two percent (2%) on the Repurchase Request Deadline.  If the outstanding Shares tendered  for  repurchase  exceed the amount  that the Fund is  offering to repurchase,  the Fund will repurchase only a pro rata portion of the Shares tendered by each Shareholder.  There can be no assurance that the Fund will be able to  repurchase  all the Shares  that you tender  even if you tender all the Shares that you own. In the event of an  oversubscribed  Repurchase
   Offer,  you may be unable to  liquidate  some or all of your  Shares at Net
   Asset Value.  You may have to wait until a subsequent  Repurchase Offer (if any) to tender the Shares that the Fund was unable to  repurchase,  and you would be subject to the risk of Net Asset  Value  fluctuations  during that time.

7.    Amount of  Tender.  Shareholders  may  tender  all or a portion of their
   Shares.  In  addition,  a  Shareholder  who tenders for  repurchase  only a portion of its  Shares  will be  required  to  maintain  a minimum  account balance  of  $500,000  that  is to be  debited  from  the  account  of  the
   Shareholder as of the date that the Fund values the Shares for  repurchase.
   The Fund  maintains  the  right to  reduce  the  portion  of  Shares  to be repurchased  from a  Shareholder  so  that  the  required  minimum  account balance is  maintained.  The Fund will promptly  notify the  Shareholder if the  tender of a portion of the Shares for  repurchase  would  reduce  such shareholder's account balance to less than $500,000.

   The Fund may redeem all or part of a  Shareholder's  Shares if, among other reasons,  the Adviser  determines  that it would be in the best interest of the Fund to do so. The Fund  reserves  the right to reduce that  portion of
   the  Shares  to  be   purchased   from  a   Shareholder   to  maintain  the
   Shareholder's  account  balance  at  $500,000  if a  Shareholder  tenders a portion of his Shares and the  repurchase  of that portion  would cause the
   Shareholder's account balance to fall below this required minimum.

8.    Withdrawal of Tender of Shares for Repurchase.  Shares tendered pursuant to the Repurchase  Offer may be withdrawn or the amount of Shares  tendered for  Repurchase may be changed at any time prior to 12:00 Midnight (ET), on
   May 31, 2006 (the "Repurchase Request  Deadline").  You must send a written
   notice  to  Tremont  Partners,   Inc.  at  the  address  specified  in  the
   Repurchase Request Form, and Tremont Partners,  Inc. must receive it before the Repurchase Request Deadline.  All questions as to the form and validity
   (including  time of receipt) of a notice of  withdrawal  will be determined by the Fund, in its sole discretion,  and such determination shall be final and binding.  Shares  properly  withdrawn shall not thereafter be deemed to be  tendered  for  purposes of the  Repurchase  Offer.  However,  withdrawn
   Shares may be  re-tendered  prior to the  Repurchase  Request  Deadline  by following the procedures  described  herein.  In addition,  Shares tendered pursuant to the  Repurchase  Offer may be withdrawn if not yet accepted for payment after the expiration of 40 business days from the  commencement  of the Repurchase Offer.

9.    Suspension or  Postponement of Repurchase  Offer.  The Board of Trustees
   of the Fund  may  suspend  or  postpone  this  Repurchase  Offer  only by a majority  vote of the Trustees  (including a majority of the  disinterested
   Trustees) and only:

   (A) for any period  during which The New York Stock  Exchange or any market in which the  securities  owned by the Fund are  principally  traded is closed,  other than customary weekend and holiday  closings,  or during which trading in such market is restricted;

   (B) for any period  during which an  emergency  exists as a result of which disposal  by the  Fund  of  securities  owned  by it is not  reasonably practicable,  or during which it is not reasonably  practicable for the
       Fund fairly to determine the value of its net assets; or

   (C) for such other periods as the  Securities  and Exchange  Commission may order for the protection of Shareholders of the Fund.

10.   Tax  Consequences.  A tender of Shares pursuant to the Repurchase  Offer will  be  treated  as a  taxable  sale  of the  Shares  if the  tender  (i)
   completely  terminates  the  Shareholder's  interest  in the Fund,  (ii) is treated  under  the  Internal  Revenue  Code  as  a  distribution  that  is
   "substantially  disproportionate"  or (iii) is treated  under the  Internal
   Revenue Code as a  distribution  that is "not  essentially  equivalent to a
   dividend".  A  "substantially   disproportionate"   distribution  generally
   requires a  reduction  of at least 20% in the  Shareholder's  proportionate interest in the Fund after all Shares are  tendered.  A  distribution  "not essentially  equivalent to a dividend" requires that there be a "meaningful reduction" in the Shareholder's  interest,  which should be the case if the
   Shareholder has a minimal  interest in the Fund,  exercises no control over
   Fund affairs and suffers a reduction in his or her proportionate  interest.
   The Fund  intends to take the position  that  tendering  Shareholders  will qualify for sale  treatment.  If the  transaction  is treated as a sale for tax  purposes,  any gain or loss  recognized  will be  treated as a capital gain or loss by  Shareholders  who hold their Shares as a capital asset and as a long-term  capital gain or loss if such Shares have been held for more than  twelve  months.  If the  transaction  is not  treated as a sale,  the amount  received  upon a sale of Shares may  consist in whole or in part of ordinary  dividend income,  a return of capital or capital gain,  depending
   on  the  Fund's   earnings  and  profits  for  its  taxable  year  and  the
   Shareholder's  basis in the Shares.  In addition,  if any amounts  received are  treated  as a  dividend  to  tendering  Shareholders,  a  constructive dividend may be received by non-tendering  Shareholders whose proportionate interest in the Fund has been increased as a result of the tender.

   Shareholders  should consult their tax advisers  regarding the specific tax consequences,  including state and local tax consequences,  of a repurchase of their  Shares.  Special  tax  rules  apply to  Shares  repurchased  from retirement plan accounts.

11.   Early  Withdrawal  Charges.  The Fund does not charge a special handling or processing fee for  repurchases.  However,  if you tender for repurchase
   Shares that are subject to Early  Withdrawal  Charges as  described  in the
   Fund's  Prospectus,  and if those Shares are  repurchased  by the Fund, the applicable  Early  Withdrawal  Charge will be deducted from the proceeds of the  repurchase  of  your  Shares.  If you ask the  Fund  to  repurchase  a specific  dollar  amount of your  Shares,  and if the Shares are subject to
   Early  Withdrawal  Charges,  then  (assuming your request is not subject to pro-ration)  the Fund will  repurchase an amount  sufficient to pay the net proceeds  you  have  requested  and  enough  additional  Shares  to pay the applicable Early Withdrawal Charge.

12.   Proper Form of  Repurchase  Request  Documents.  All questions as to the validity,  form, eligibility (including,  for example, the time of receipt)
   and  acceptance of  repurchase  requests will be determined by the Fund, in its sole discretion,  and that determination will be final and binding. The
   Fund  reserves  the  right to  reject  any and all  tenders  of  repurchase requests for Shares  determined  not to be in the proper form, or to refuse to accept for  repurchase  any Shares if, in the  opinion of counsel to the
   Fund, paying for such Shares would be unlawful.  The Fund also reserves the absolute right to waive any of the conditions of this  Repurchase  Offer or any defect in any tender of Shares,  whether in general or with  respect to any particular Shares or Shareholders.  The Fund's  interpretations  of the terms and conditions of this  Repurchase  Offer shall be final and binding.
   Unless waived,  any defects or irregularities in connection with repurchase requests  must be cured  within  the  times as the  Fund  shall  determine.
   Tenders of Shares  will not be deemed to have been made  until all  defects or irregularities have been cured or waived.

   Neither  the  Fund,  Tremont  Partners,   Inc.  (the  Fund's  Sub-Adviser),
   OppenheimerFunds,   Inc.  (the  Fund's   Adviser),   nor   OppenheimerFunds
   Distributor,  Inc.  (the Fund's  Distributor),  nor any other  person is or will be  obligated  to give  notice of any  defects  or  irregularities  in repurchase  requests  tendered,  nor shall any of them incur any  liability for failure to give any such notice.

13.   Certain  Information About the Fund. The Fund does not have any plans or proposals  that relate to or would  result in: (a) the  acquisition  by any person of  additional  Shares  (other than the Fund's  intention  to accept subscriptions  for Shares from time to time in the  discretion of the Fund)
   or the  disposition of Shares,  other than as disclosed in the  Prospectus;
   (b) an  extraordinary  transaction,  such as a  merger,  reorganization  or liquidation,  involving  the Fund;  (c) any material  change in the present distribution  policy or indebtedness or capitalization of the Fund; (d) any change in the  identity  of the  Sub-Adviser,  Adviser or  Trustees  of the
   Fund, or in the management of the Fund  including,  but not limited to, any plans or  proposals  to change  the number or term of the  Trustees  of the
   Fund,  to fill any existing  vacancy for a Trustee of the Fund or to change any  material  term  of  the  investment  advisory  arrangements  with  the
   Adviser;  (e) a sale or transfer of a material amount of assets of the Fund
   (other than as the Trustees  determine may be necessary or  appropriate  to fund any portion of the repurchase  price for Shares  acquired  pursuant to this  Repurchase  Offer  or  in  connection  with  the  ordinary  portfolio transactions  of the  Fund);  (f) any other  material  change in the Fund's structure  or  business,  including  any  plans  or  proposals  to make any changes  in its  fundamental  investment  policy  for which a vote would be required by Section 13 of the  Investment  Company Act of 1940;  or (g) any
   changes in the  Declaration  of Trust or other  actions that may impede the acquisition of control of the Fund by any person.

   During the past 60 days,  other than the acceptance of purchases for Shares in February 2006 and March 2006, no transactions  involving the Shares were effected by the Fund, the Sub-Adviser,  Adviser or Trustees of the Fund, or
   any person controlling  either the Fund or the Sub-Adviser,  Adviser or any
   Trustees of the Fund.

14.   Miscellaneous.  The  Repurchase  Offer is not  being  made to,  nor will tenders be accepted from,  Shareholders  in any  jurisdiction  in which the
   Repurchase  Offer or its acceptance would not comply with the securities or
   Blue Sky laws of such jurisdiction.  The Fund reserves the right to exclude
   Shareholders  from the Repurchase  Offer in any jurisdiction in which it is asserted  that the  Repurchase  Offer  cannot  lawfully  be made.  The Fund believes  that such  exclusion is  permissible  under  applicable  laws and regulations,  provided  the Fund makes a good faith  effort to comply  with any state law deemed applicable to the Repurchase Offer.

Neither the Fund nor its Board of  Trustees  makes any  recommendation  to any
Shareholder  regarding whether to tender or refrain from  participating in the
Repurchase Offer.  Each Shareholder must make an independent  decision whether to tender Shares and, if so, how many Shares to tender.

No person  has been  authorized  to make any  recommendation  on behalf of the
Fund regarding whether  Shareholders should tender pursuant to this Repurchase
Offer.  No person has been  authorized to give any  information or to make any representations  in  connection  with this  Repurchase  Offer other than those contained in this Repurchase  Offer or in the Fund's  Prospectus and Statement
of Additional Information.  If given or made, any such recommendation and such information  must not be relied  upon as having been  authorized  by the Fund, its Adviser, Distributor or Tremont Partners, Inc.

This  transaction  has not been approved or  disapproved by the Securities and
Exchange  Commission  nor has the  Securities  and Exchange  Commission or any
state  securities  commission  passed  upon the  fairness  or  merits  of such transaction  or on the  accuracy or adequacy of the  information  contained in this document. Any representation to the contrary is unlawful.

For the  Fund's  current  Net Asset  Value and other  information  about  this
Repurchase  Offer,  or  for a copy  of the  Fund's  Prospectus,  call  Tremont
Partners, Inc. at 1.914.925.2951 or contact your financial adviser.

Dated:  April 28, 2006

Tremont Partners, Inc.

Exhibit (a)(1)(iii)

                       FORM OF REPURCHASE REQUEST FORM

------------------------------------------------------------------------------
                    OFI TREMONT CORE STRATEGIES HEDGE FUND
------------------------------------------------------------------------------
                           REPURCHASE REQUEST FORM

To: OFI Tremont Core Strategies Hedge Fund

Please  repurchase  the  Shares of OFI  Tremont  Core  Strategies  Hedge  Fund
designated  below on the Valuation Date that applies to this Repurchase  Offer which expires on May 31, 2006. I understand that if my repurchased  Shares are subject to an Early Withdrawal  Charge,  that charge will be deducted from the proceeds of my repurchased Shares.

---------------------------------------------------------------------------------
Name(s) of Registered Shareholders:
(Please fill in EXACTLY as listed
on your Fund statement):
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Your Account Number:
(Please fill in EXACTLY as listed
on your Fund statement):
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Your Daytime Telephone Number:       Area Code: (         ) Telephone No.:
---------------------------------------------------------------------------------

Shares Tendered for Repurchase:
(Please fill in ALL applicable information):
---------------------------------------------------------------------------------
|_|  Full Tender    Please tender all of my Shares.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
|_|  Partial Tender Please tender all but $________________ of my Shares
                    (Please note: A $500,000 minimum balance must be retained.)
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
                    Please repurchase enough of my Shares so that I will
                    receive $___________________.
                    (If an Early Withdrawal Charge applies, enough of my Shares
|_|  Dollar Amount  will be repurchased, subject to pro-ration, to provide the net proceeds requested. Please note: A $500,000 minimum
                    account balance must be retained.)
---------------------------------------------------------------------------------

Payment and Delivery Instructions:

The  proceeds  of  repurchased  Shares  will be  wired  to you  per  the  wire instructions  that you provide below.  Your  signature(s) on this form must be guaranteed per the  instructions  on the following  page. A confirming  e-mail will be sent to you when the proceeds of the repurchased shares are wired.

Wiring Instructions:    Bank Name:        __________________________________
                  ABA#:             __________________________________
                  Account Name:           __________________________________
                  Account #:        __________________________________
                  For Further Credit To:  __________________________________

PLEASE ASSURE THAT YOU SIGN THIS FORM WHERE INDICATED!

Please sign below and note the following important points:

o     Your  signature(s)  below MUST  CORRESPOND  EXACTLY with the names(s) in which your Shares are registered.
o     If the Shares are held by two or more joint  holders,  ALL  SHAREHOLDERS
       MUST SIGN BELOW.
o     If the  Shares  are  held in a  403(b)(7)  account,  you  must  have the custodian submit the request on your behalf.
o     If the  Shares are held in the name of a  trustee,  executor,  guardian, attorney-in-fact,  corporation,  partnership  or  other  representative capacity,  include  the name of the  owner,  sign  using your title and submit  evidence of your  authority in a form  satisfactory  to Tremont
       Partners, Inc.

ALL signatures  must be guaranteed by one of the following:  U.S. bank,  trust company, credit union or savings association,  or by a foreign bank that has a
U.S.  correspondent  bank,  or  by a  U.S.  registered  dealer  or  broker  in securities,  municipal  securities,  or  government  securities,  or by a U.S.
national  securities  exchange,  a  registered  securities  association  or  a clearing agency.

Date:_______________________________            Signatures(s) of owner(s)
                                          exactly as Shares are registered:
SIGNATURE(s) GUARANTEED BY:

____________________________________
_____________________________________
(Signature)                               (Signature of Owner)

____________________________________
_____________________________________
(Name)  (Title)                                 (Signature of Joint Owner)

If you have any questions about this form, call Tremont Partners, Inc. at
1.914.925.2951.

This form must be received by Tremont Partners,  Inc. by 12:00 Midnight ET May
31, 2006 (the Repurchase  Request  Deadline),  if you want to sell some or all of your  account of the OFI Tremont  Core  Strategies  Hedge Fund.  Repurchase
requests  received  by Tremont  Partners,  Inc.  cannot be  revoked  after the repurchase request deadline.

               -------------------------------------------------------
                  SEND THIS FORM BY REGULAR MAIL, EXPRESS MAIL OR
                               OVERNIGHT COURIER TO:
                               Tremont Partners, Inc.
                      c/o OFI Institutional Hedge Fund Series
                        Corporate Center at Rye, Suite C-300
                             555 Theodore Fremd Avenue
                                Rye, New York 10580
                             Attention: Jhonny Quiroga
               -------------------------------------------------------

Neither the Fund nor its Board of  Trustees  makes any  recommendation  to any
Shareholder  regarding whether to tender or refrain from  participating in the
Repurchase Offer.  Each Shareholder must make an independent  decision whether to tender Shares and, if so, how many Shares to tender.

No person  has been  authorized  to make any  recommendation  on behalf of the
Fund regarding whether  Shareholders should tender pursuant to this Repurchase
Offer.  No person has been  authorized to give any  information or to make any representations  in  connection  with this  Repurchase  Offer other than those contained in this Repurchase  Offer or in the Fund's  Prospectus and Statement
of Additional Information.  If given or made, any such recommendation and such information  must not be relied  upon as having been  authorized  by the Fund, its Adviser, Distributor or Tremont Partners, Inc.

This  transaction  has not been approved or  disapproved by the Securities and
Exchange  Commission  nor has the  Securities  and Exchange  Commission or any
state  securities  commission  passed  upon the  fairness  or  merits  of such transaction  or on the  accuracy or adequacy of the  information  contained in this document. Any representation to the contrary is unlawful.

Exhibit (a)(1)(iv)

 FORM OF LETTER TO SHAREHOLDERS REGARDING ACCEPTANCE OF TENDER OF ALL SHARES
                             HELD BY SHAREHOLDER

Date: __________

Dear Shareholder:

OFI Tremont Core Strategies  Hedge Fund (the "Fund") has received and accepted for purchase your tender of your Shares in the Fund.

Because you have tendered and the Fund has purchased  your entire  investment, you have been paid a note (the  "Note")  entitling  you to  receive an initial payment of 95% of the  estimated  repurchase  price based on the unaudited net asset  value of the Fund as of June 30,  2006 (the  "Valuation  Date"),  after subtraction  of any  applicable  charges,  including a 1.00% Early  Withdrawal
Charge  that  applies  if the date as of which the Shares are to be valued for purposes of the  repurchase  is less than one year  following the date of your initial  investment  in  the  Fund,  in  accordance  with  the  terms  of  the
Repurchase  Offer. You will receive an initial payment in this amount via wire or  check,  as per your  instructions  on your  Repurchase  Request  Form.  In accordance  with  the  terms of the  Repurchase  Offer,  payment  will be made within  forty-five  (45)  days of the  Valuation  Date  unless  the  Fund  has requested a withdrawal  of its capital from any Hedge Fund(s) in order to fund the  repurchase  of  Shares,  in  which  case  payment  will be made  ten (10)
business  days  after  the Fund has  received  at least  90% of the  aggregate amount withdrawn by the Fund from such Hedge Funds.

The terms of the Note  provide  that a  contingent  payment  representing  the balance of the purchase  price, if any, will be paid to you promptly after the completion of the Fund's March 31, 2006 fiscal  year-end  audit and is subject to fiscal  year-end  audit  adjustment.  This  amount  will be paid to you via wire, as per your instructions on your Repurchase  Request Form. We expect the audit to be completed by the end of May 2006.

The Note is held by Tremont Partners,  Inc. on your behalf for your safety and convenience.  Once payment has been made to you in full under the terms of the
Note, the Note will be cancelled.

Should you have any questions,  please call your financial  adviser or broker, or you can call Tremont Partners, Inc. at 1.914.925.2951.

Sincerely,

Tremont Partners, Inc.

Exhibit (a)(1)(v)

 FORM OF LETTER TO SHAREHOLERS REGARDING ACCEPTANCE OF TENDER OF A PORTION OF
                          SHARES HELD BY SHAREHOLDER

Date: _____________

Dear Shareholder:

OFI Tremont Core Strategies  Hedge Fund (the "Fund") has received and accepted for purchase your tender of a portion of your Shares in the Fund.

Because  you have  tendered  and the  Fund has  purchased  a  portion  of your investment,  you have been paid a note (the "Note")  entitling  you to receive payment of 100% of the estimated  repurchase  price based on the unaudited net asset  value of the Fund as of June 30,  2006 (the  "Valuation  Date"),  after subtraction of any applicable  charges,  including the 1.00% Early  Withdrawal
Charge  that  applies  if the date as of which the Shares are to be valued for purposes of the  repurchase  is less than one year  following the date of your initial  investment  in  the  Fund,  in  accordance  with  the  terms  of  the
Repurchase  Offer.  You will  receive a  payment  in this  amount  via wire or
check,  as  per  your  instructions  on  your  Repurchase   Request  Form.  In
accordance  with  the  terms of the  Repurchase  Offer,  payment  will be made within  forty-five  (45)  days of the  Valuation  Date  unless  the  Fund  has requested a  withdrawal  of its capital  from any Hedge Funds in order to fund the  repurchase  of  Shares,  in  which  case  payment  will be made  ten (10)
business  days  after  the Fund has  received  at least  90% of the  aggregate amount withdrawn by the Fund from such Hedge Funds.

The Note is held by Tremont Partners,  Inc. on your behalf for your safety and convenience.  Once payment has been made to you in full under the terms of the
Note, the Note will be cancelled.

You  remain a  Shareholder  of the Fund with  respect  to the  portion of your
Shares in the Fund that you did not tender.

Should you have any questions,  please call your financial  adviser or broker, or you can call Tremont Partners, Inc. at 1.914.925.2951.

Sincerely,

Tremont Partners, Inc.

Exhibit (a)(1)(vi)

  FORM OF PROMISSORY NOTE FOR PAYMENT REGARDING ACCEPTANCE OF TENDER OF ALL
                          SHARES HELD BY SHAREHOLDER

Pursuant to the Offer to Purchase (the  "Repurchase  Offer") up to twenty-five percent  (25%)  of the  Fund's  aggregate  outstanding  shares  of  beneficial interest  ("Shares")  at a price equal to the net asset value on the Valuation
Date upon the terms and  conditions  set forth in the  Repurchase  Offer,  OFI
Tremont  Core  Strategies  Hedge Fund hereby  promises to pay in cash,  in the manner  set forth  below,  to the  person  identified  below as the payee (the
"Payee")  an  amount  equal to the  estimated  net asset  value of the  Shares tendered,  determined  as of the Valuation  Date in accordance  with the asset valuation policy of the Fund.

This  Note  entitles  the  Payee to  receive  an  initial  payment,  valued in accordance  with the terms of the Repurchase  Offer,  equal to at least 95% of the estimated  value of the Shares (the "Initial  Payment") which will be paid to the  payee in the form of a wire  within  forty-five  (45)  days  after the
Valuation  Date,  unless the Fund has  requested a  withdrawal  of its capital from any Hedge  Fund(s) in order to fund the  repurchase  of Shares,  in which case payment will be made ten (10)  business  days after the Fund has received at least 90% of the  aggregate  amount  withdrawn  by the Fund from such Hedge
Fund(s).  An Early  Withdrawal  Charge  of 1.00% of the  value of  Shares  (or portion of Shares)  repurchased by the Fund will apply if the date as of which the Shares are to be valued for purposes of  repurchase  is less than one year following  the  date  of  the  Payee's  initial  investment  in the  Fund.  If applicable,  the Early  Withdrawal  Charge will be deducted  before payment of the proceeds of a repurchase.

This  Note  also  entitles  the  Payee to a  contingent  payment  equal to the excess,  if any, of (x) the net asset value of the Shares (or portion thereof)
repurchased by the Fund as of the date of such  repurchase,  determined  based on the audited  financial  statements of the Fund for the Fiscal Year in which such  repurchase  was effective over (y) the Initial  Payment.  The contingent payment is payable  promptly  after the  completion of the audit of the Fund's financial statements for the fiscal year ending March 31, 2006.

Both the  initial and  contingent  payments  hereunder  shall be paid in cash, provided,  however,  that if the  Fund's  Board of  Trustees  determines  that payment  of all or a  portion  of the  purchase  price  by a  distribution  of marketable  securities is necessary to avoid or mitigate any adverse effect of the  Repurchase  Offer on the remaining  Shareholders  of the Fund,  then such payment shall be made by distributing such marketable securities,  all as more fully described in the Repurchase Offer.

Both the initial and contingent  payment of this Note shall be made by wire to the Payee, as per the Payee's instruction on the Repurchase Request Form.

This Note may not be pledged, assigned or otherwise transferred by the Payee.

This Note shall be  construed  according  to and  governed  by the laws of the
State of New York without  giving  effect to the  conflict of laws  principles thereof.  Any  capitalized  term used herein but not defined herein shall have the meaning ascribed to it in the Repurchase Offer.

Payee: _______________________
                                         OFI Tremont Core Strategies Hedge
                                          Fund

                                         By: _______________________________

Exhibit (a)(1)(vii)

   FORM OF PROMISSORY NOTE FOR PAYMENT REGARDING ACCEPTANCE OF TENDER OF A
                    PORTION OF SHARES HELD BY SHAREHOLDER

Pursuant to the Offer to Purchase (the  "Repurchase  Offer") up to twenty-five percent  (25%)  of the  Fund's  aggregate  outstanding  shares  of  beneficial interest  ("Shares")  at a price equal to the net asset value on the Valuation
Date upon the terms and  conditions  set forth in the  Repurchase  Offer,  OFI
Tremont  Core  Strategies  Hedge Fund hereby  promises to pay in cash,  in the manner  set forth  below,  to the  person  identified  below as the payee (the
"Payee")  an  amount  equal to the  estimated  net asset  value of the  Shares tendered,  determined  as of the Valuation  Date in accordance  with the asset valuation policy of the Fund.

This Note entitles the Payee to receive a payment,  valued in accordance  with the terms of the  Repurchase  Offer,  equal to 100% of the estimated  value of the  Shares  which  will be paid to the  payee  in the form of a check or wire within  forty-five  (45) days after the  Valuation  Date,  unless the Fund has requested a withdrawal  of its capital from any Hedge Fund(s) in order to fund the  repurchase  of  Shares,  in  which  case  payment  will be made  ten (10)
business  days  after  the Fund has  received  at least  90% of the  aggregate amount  withdrawn  by the Fund from such Hedge  Fund(s).  An Early  Withdrawal
Charge of 1.00% of the value of Shares (or portion of Shares)  repurchased  by the Fund will  apply if the date as of which the  Shares  are to be valued for purposes  of  repurchase  is less  than  one  year  following  the date of the
Payee's initial  investment in the Fund. If applicable,  the Early  Withdrawal
Charge will be deducted before payment of the proceeds of a repurchase.

The payment hereunder shall be paid in cash,  provided,  however,  that if the
Fund's  Board of Trustees  determines  that payment of all or a portion of the purchase  price by a  distribution  of  marketable  securities is necessary to avoid or mitigate any adverse effect of the Repurchase  Offer on the remaining
Shareholders  of the Fund,  then such  payment  shall be made by  distributing such  marketable  securities,  all as more fully  described in the  Repurchase
Offer.

The  payment  of this  Note  shall  be made by wire to the  Payee,  as per the
Payee's instruction on the Repurchase Request Form.

This Note may not be pledged, assigned or otherwise transferred by the Payee.

This Note shall be  construed  according  to and  governed  by the laws of the
State of New York without  giving  effect to the  conflict of laws  principles thereof.

Any  capitalized  term used  herein  but not  defined  herein  shall  have the meaning ascribed to it in the Repurchase Offer.

Payee: _______________________

                                    OFI Tremont Core Strategies Hedge Fund

                                    By: _______________________________